MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(Amounts in United States Dollars unless otherwise indicated)

THREE MONTHS ENDED MARCH 31, 2006

This Management's discussion and analysis of the financial condition and results of the operations, analyzes the three months ended March 31, 2006 and is dated April 27, 2006.

Recent Events

Successful exploration drilling results at the Galmoy Mine in Ireland.

Lundin Mining Corporation ("Lundin Mining") or the "Company") has announced that its wholly owned subsidiary, Lundin Mining Exploration Limited, has discovered significant new mineralization at its Galmoy project in Ireland.

As part of an on-going 20,000 metre exploration drill program planned for 2006 in and near to the Company's Galmoy mine in Ireland, the following results are reported:

K Southwest Zone

A high grade extension of the K Orebody (the "K Southwest Zone"), which was discovered in mid-2005, (see August 11, 2005 news release), has been drill-delineated at 25 metre spacing. Like the K Orebody, the zone is ribbon-shaped but is orientated north-south. By the end of 2005 the zone had been outlined as being approximately 150 metres long by 40 metres wide, with a measured resource of 187,000 tonnes grading 15.7% zinc ("Zn"), 3.8% lead ("Pb") and 39 grams/tonnes ("g/t") silver ("Ag"). As it is an extension of an existing orebody, the northern end of the zone has already been developed and mining from it is currently taking place. As of December 31, 2005, 86,000 tonnes at 16.3% Zn and 4.9% Pb had been mined, and a proven reserve of 94,000 tonnes at 11.9% Zn, 3.1% Pb and 29 g/t Ag remained. Mine exploration drilling in 2006 has extended the zone an additional 100 metres to the south.

CW Southeast Zone

Also in the vicinity of the mine, a new zone of zinc-lead -silver mineralization, named the CW Southeast Zone, has been discovered. This new zone is currently defined by seven vertical drill hole intercepts covering an approximate 100 x 50 metre area and is as close as 100 metres from existing underground mine workings. Step -out delineation drilling at 25 metre centres continues. At this early stage of delineation drilling, it is unclear what impact, if any, this new zone of mineralization will have on the mine's present and future mineral reserves and resources. For further details of the analytical results of the individual drill holes, see the Company's news release dated April 10, 2006.

Rapla South Prospect

Exploration drilling has also discovered significant new mineralization located approximately 6 km northeast of the Galmoy Mine and over 500 metres southwest of the known Rapla prospect. The discovery hole was collared 200 metres west of the nearest previously drilled hole and is the first of six vertical drill holes planned for 2006 in this area. Semi-massive to massive sulphide mineralization was intersected over 3.62 metres (considered true thickness; from 545.08 metres depth) grading 9.79% Zn, 1.99% Pb and 4.52 g/t Ag, including 1.92 metres grading 15.71% Zn, 3.64% Pb and 4.56 g/t Ag. Drilling of the second hole of the planned programme is currently taking place 200 metres to the south of the discovery hole.

Drill core was logged, split and sampled by Company personnel at facilities on the Galmoy property in Co, Kilkenny, Ireland. Samples were subsequently bagged, sealed and transported to the Company's analytical laboratory at the nearby Galmoy minesite where the samples were prepared and analyzed in accordance to common industry standards and procedures under the supervision of the Company's lab manager and analytical chemist. At the mine lab each exploration sample is individually crushed to a maximum particle size of approximately 6 mm. Each crushed sample is then split using a riffle and an approximate 300 gram sub-sample of crushed material is taken and pulverized using a standard 'ring-and-puck' mill until 100% of the sub-sample has a particle size of less than 150 microns. For zinc and lead analysis, a 0.5 gram sub-sample of the pulverized material is then digested using standard Aqua Regia. Following digestion the solution is diluted to 250 ml before analyzing by Atomic Absorption instrumentation. For silver analysis, a 1 gram sub-sample of pulverized material is digested in the same manner with Aqua Regia but is then diluted to 100 ml before analyzing by Atomic Absorption instrumentation. The mine laboratory follows a quality assurance programme that includes rigorous cleaning of sample preparation equipment between samples and batches and the use of quality control samples such as certified standards.

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The drill program and technical data are under the management of Andrew Bowden, Exploration Manager, Ireland, who is a professional geologist and Qualified Person pursuant to NI 43-101.

Financing Arrangement with Sunridge Gold Corp.

Lundin Mining has entered into a financing arrangement with Sunridge Gold Corp. ("Sunridge"), a publicly traded Canadian mining company listed on the TSXV under the symbol "SGC".

Sunridge is currently drilling several advanced exploration projects in Eritrea in northeastern Africa including the high-grade Adi Nefas Gossan zinc/gold/copper volcanogenic massive sulphide (VMS) project, the high-grade copper/gold Debarwa VMS deposit, the Gupo gold deposit and several other high priority targets. These projects form part of the Asmara Joint Venture Project in which Sunridge currently holds a 40% interest and has an option to earn a 70% interest. The remaining interest is held by Sub Sahara Resources (Eritrea) Ltd., a subsidiary of Sub-Sahara Resources NL, an Australian public company.

The Asmara Project encompasses over 1,100 square kilometers and is located immediately to the north, south and west of Eritrea's capital city of Asmara. The infrastructure is excellent with roads, power, water and airports servicing the project area. T he licensed area covers rocks of the Nubian-Arabian shield which is a large Pre -Cambrian shield covering much of Northeast Africa. Eritrea is a country with immense geological potential yet still relatively unexplored by modern mining methods. The main discoveries to date are Nevsun's large, high-grade Bisha VMS Project and Sunridge's high-grade Debarwa and Adi Nefas VMS Projects.

Sunridge currently has a 25,000 metre diamond and reverse circulation drilling program underway on several of its key projects. Sunridge recently reported excellent results from the Adi Nefas high-grade zinc/gold/copper project. Highlights include:

NG-024-D - 7.85 metres grading 3.9 g/t Au, 147.52 g/t Ag, 5.5% Cu and 10.05% Zn

NG-025-D - 10.6 metres grading 3.16g/t Au, 96.08 g/t Ag, 2.23% Cu and 10.68% Zn

NG-026-D - 9.0 metres grading 11.91 g/t Au, 285 g/t Ag, 3.18% Cu and 11.05% Zn

NG-043-D - 5.25 metres grading 10.81 g/t Au, 239.8 g/t Ag, 6.77% Cu and 6.77% Zn

NG-046-D - 7.80 metres grading 4.0 g/t Au, 135.44 g/t Ag, 1.12% Cu and 5.62% Zn

Another key project is the Debarwa copper/gold project. Debarawa is at an advanced stage and Sunridge has now commissioned conceptual mine planning studies which will evaluate a potential fast -track development of this high -grade deposit.

Over the coming months, an aggressive drilling program will continue utilizing 4 rigs. Lundin Mining will bring to the strategic alliance technical and financial expertise and assist Sunridge Gold to rapidly advance its projects to the production stage.

Pursuant to the agreement with Sunridge, Lundin Mining has subscribed for 3,150,000 units of Sunridge by way of a non -brokered, private placement at a price of Cdn $1.66 per unit for an investment of Cdn $5,229,000 (approx. $4.5 million). Each unit consist s of one common share of Sunridge and one common share purchase warrant. Each warrant is exercisable into one additional common share of Sunridge at a price of $2.07 for a period of two years from the closing of the private placement. Upon the completion of the private placement and prior to exercise of warrants, Lundin Mining will hold just under 10% of the common shares of Sunridge. This private placement is subject to all regulatory approvals. The securities comprising the units will be subject to a four month hold period from the date of closing.

Upon completion of its investment in Sunridge, Lundin Mining will be entitled to two seats on the board of directors of Sunridge.

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The technical information contained above has been reviewed by Mr. Michael Hopley, (B.Sc. Geo.) who is a Qualified Person pursuant to NI 43-101. Mr. Hopley is President and CEO of Sunridge.

Hedging of Lead and Copper

Lundin Mining entered into hedging contracts, during the fourth quarter of 2005, with the objective of giving the Company price protection if the prices of the Company's by-products, lead and copper, were to decline. For the period April to December 2006, 2,725 tonnes of the copper production from Storliden have been hedged through forward contracts at the price 1.74 U S$/pound (3,825 US$/tonne). The Company has restructured its original lead hedge during the first quarter 2006 and 18,000 tonnes of the lead production from Zinkgruvan and Galmoy have been hedged for the period April to December 2006 through an option strategy. The Company has bought put options at the average strike price of 0.43 US$/pound (950 US$/tonne) and has also sold call options at the average strike price of 0.53 US$/pound (1,170 US$/tonne). For further details of the hedges, see page 14.

Other corporate matters

Effective February 15, 2006, Mr Manfred Lindvall was appointed Vice President Environment, Health and Safety and will join the management team of Lundin Mining. Mr Lindvall previously held the position as VP Environment, Health & Safety at Boliden.

Effective February 15, 2006, Mr Stefan Månsson was appointed Managing Director of the Galmoy operations. Mr Månsson previously held the same position at the Zinkgruvan operations and replaces Mr. Steve Gatley. With the experience gained from dealing with the recent changes at the Zinkgruvan operations, Mr Månsson will bring very important knowledge to the ongoing improvement process at Galmoy. Mr. Gatley was appointed General Manager, Projects and will be closely involved in the development of Lundin's recent investments in Union Resources and Sunridge. Mr. Gatley has extensive international experience and will strengthen the team responsible for developing projects within the Company. Mr Stefan Romedahl was appointed Managing Director of the Zinkgruvan operations, having previously held the position as Mine Superintendent at Zinkgruvan.

Summary of operations - Metal production*

	Three months ended		Three months ended	Year ended
		March 31, 2006	March 31, 2005	Dec 31, 2005

Zinc (tonnes)	Zinkgruvan	17,958	18,311	69,981
	Storliden	8,198	10,364	32,024
	Galmoy	17,217	15,403	74,321
	Total	43,373	44,078	176,326

Copper (tonnes)	Storliden	3,253	3,199	10,839

Lead (tonnes)	Zinkgruvan	7,794	11,473	36,674
	Galmoy	4,441	5,672	17,284
	Total	12,235	17,145	53,958

Silver (ounces)	Zinkgruvan	414,119	505,829	1,866,061
	Galmoy	52,807	88,201	203,292
	Total	466,926	594,030	2,069,353
*100% of the production at Galmoy is included for 2005. This does not, however, represent Lundin Mining's actual ownership during this period. ARCON (owner of Galmoy) was aquired in April 2005.

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Selected quarterly information
Three months ended	Mar-06	Dec -05	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04	Jun-04
					(iii)	(iii)	(iii)	(iii)
Sales ($'000)	91,798	63,820	48,683	43,537	36,033	22,465	16,444	2,183
Net income ($'000) (i)	21,461	14,221	9,637	3,170	2,935	2,090	2,738	149
Net income per share, basic ($) (i) (ii)	0.53	0.35	0.24	0.08	0.09	0.07	0.09	0.01
Net income per share, diluted ($) (i) (ii)	0.52	0.35	0.24	0.08	0.09	0.07	0.09	0.01

(i)     The Company has restated its unaudited interim consolidated financial statements for 2004 to allow for the retroactive effect of its change in accounting policy for exploration expenses.

(ii)   The income per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

(iii)   Restated for the change in the reporting currency of the Company. See note 2 of the consolidated financial statements.

Results of operations Sales

The increase in total sales for the first quarter of 2006 compared to the first quarter of 200 5 is due to higher production volumes as a result of the acquisitions of ARCON International Resources Plc ("ARCON") in the second quarter of 2005 and significantly higher metal prices during the first quarter 2006. The increased sales in the first quarter 2006 compared to the fourth quarter 2005 are due to higher metal prices of all metals produced by Lundin Mining.

Selling, General and Administrative Costs

The costs are on the same levels during the first quarter of 2006 compared to the first quarter of 2005 and the fourth quarter of 2005.

General Exploration and project investigation

Exploration costs were on the same level during the first quarter of 2006 as the first quarter of 2005. Compared to the fourth quarter of 2005 the Company spent approximately $1.0 million less during the first quarter of this year. The activities were low at the beginning of the quarter this year but were increased during February and March. The Company expects that the exploration costs, on a quarterly basis, will increase somewhat during the remainder of 2006 compared to the first quarter of 2006.

Net income

The increase in net income for the first quarter of 2006 compared to the first quarter of 2005 is due to higher production volumes as a result of the acquisition ARCON in the second quarter of 2005 and significantly higher metal prices during the first quarter of 2006 .

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Zinkgruvan Mine
	Three months ended		Year ended
	March 31,	March 31,	Dec 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2005
Ore milled (tonnes)	169,765	225,968	803,883
Grades per tonne
Zinc (%)	11.2	8.8	9.4
Lead (%)	5.2	5.7	5.1
Silver (g/t)	103	95	95
Recoveries
Zinc (%)	94	93	93
Lead (%)	89	89	89
Silver (%)	74	74	76
Production

Zinc (tonnes)	17,958	18,311	69,981
Lead (tonnes)	7,794	11,473	36,674
Silver (oz)	414,119	505,829	1,866,061
Sales, TUSD	$38, 397	$19,751	$85,683
Zinc Cash Production Cost,
(US$/pound)*	0.37	0.25	0.27
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by -product credits.

Production

The ore milled during the first quarter of 2006 was lower compared to the fourth quarter of 2005 and the corresponding quarter of 2005 which partly is due to temporary rock mechanical issues in the mine. These issues have been resolved. The temporary high grades of zinc during the quarter also negatively affected the ore milled.

Zinc grades and recoveries during the first quarter this year were high. The high grades of zinc during the quarter are due to the mining sequence where mining primarily was carried out in areas known to contain high zinc head grades. The lower volumes of ore milled during the quarter compared to the fourth quarter of 2005 were offset by higher grades and recoveries. Total zinc production was 1,400 tonnes higher compared to the fourth quarter of last year. Total lead production was 700 tonnes lower than the fourth quarter 2005 which is due to lower grades in combination with lower mill throughput.

The cash production cost during the quarter has increased by 4 cents per pound of zinc compared to the fourth quarter of 2005 and 12 cents compared to the first quarter of 2005. The increase of the cash cost is mainly due to increased price participation charges which are due to increased market prices of zinc. The charges paid to the smelters are partly dependent on the market price of zinc.

The financial results of the mine continued to be strong as a result of increasing metal prices and relatively high grades of zinc.

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Storliden Mine
	Three months ended		Year ended
	March 31,	March 31,	Dec 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2005
Ore milled (tonnes)	98,064	91,660	319,411
Grades per tonne
Copper (%)	3.6	3.7	3.7
Zinc (%)	9.2	12.1	10.9
Recoveries
Copper (%)	92	93	92
Zinc (%)	91	94	93
Production
Copper (tonnes)	3,253	3,199	10,839
Zinc (tonnes)	8,198	10,364	32,024
Sales, TUSD	$25,992	$16,108	$58,959
Zinc Cash Production Cost
(US$/pound )*	<0	0.09	<0
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

As of December 31, 2004 Lundin Mining held 74% of the shares of NAN, which is the owner of the Storliden Mine. During the first quarter of 2005 the Company acquired an additional 24% of the shares of NAN and initiated corporate procedures for the compulsory purchase of the remaining shares in NAN. As of March 31, 2006 Lundin Mining held approximately 98% of the shares of NAN.

Production

The milled production of ore was 7% higher during the first quarter of 2006 compared to the first quarter of 2005 and 24% higher compared to the fourth quarter of 2005. The grades for zinc were somewhat lower during the quarter compared to the first quarter of 2005 and the fourth quarter of 2005 due to the mining sequence. Total zinc production was 13% higher compared to the fourth quarter of 2005 but 21% lower compared to the first quarter 2005. The zinc grades are expected to increase during the remainder of 2006 as mining will move into richer zinc areas. The copper grades are on the same levels as the first and last quarter of 2005.

The sales and the financial results of the mine exceeded expectations for the quarter and were above the results of all previous quarters due to higher metal prices, stable production and continued good grades of copper and zinc.

The zinc cash costs for Storliden during the first quarter of 2006 continued to be less than zero due to the high production of copper. The income from copper was higher than the production costs and the related smelting charges.

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Galmoy Mine
	Three months ended		Year ended
	March 31,	March 31,	Dec 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2005
Ore milled (tonnes)	156,053	153,725	644,058
Grades per tonne
Zinc (%)	13.1	12.5	13.7
Lead (%)	4.3	5.6	4.0
Recoveries
Zinc (%)	84	80	84
Lead (%)	67	66	68
Production
Zinc (tonnes)	17,217	15,403	74,321
Lead (tonnes)	4,441	5,672	17,284
Sales, TUSD	$27, 409	$13,097	$68,289
Zinc Cash Production Cost
(US$/pound )*	0.60	0.46	0.46
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

Lundin Mining and ARCON, the previous owner of the Galmoy mine, completed a merger during the second quarter of 2005. ARCON has been consolidated in the financial statements of Lundin Mining since May 1, 2005.

In order to provide relevant information for the investor, production data and sales are presented at the mine level for all periods, including periods that ended prior to the date the Company acquired the mine.

Production

Ore production during the first quarter of 2006 was in line with first quarter of 2005 but lower than the fourth quarter of 2005. Zinc grades were higher during the first quarter this year compared to the first quarter of last year but lower than the fourth quarter of 2005 when the average zinc grades were 14.8%. Lead grades were higher compared to the last quarter of 2005 but lower compared to the first quarter of 2005. The grades of the ore vary over time due to the mining sequence.

Recoveries were 84 % for zinc and 67 % for lead which is in line with full year 2005. Mainly due to run of mine grades the production of zinc metal was 12 % higher and production of lead metal was 22% lower during the first quarter of 2006 than the comparable quarter of last year. Due to the lower grades of zinc during the first quarter of 2006 compared to the last quarter of 2005 the total zinc metal produced was approximately 4,000 tonnes lower then the last quarter of 2005.

The improvement project in the mill has not reached the set targets for recoveries and utilisation. The improvement project is physically 75% complete and certain activities outstanding will continue beyond the first quarter of 2006 but with a different set up. The reorganised maintenance function has proven to be a benefit to the mill with availability figures rising.

Since the beginning of 2006 Mr Stefan Månsson , the former Managing Director of Zinkgruvan, has taken on the responsibility as Managing Director of Galmoy. He has been involved in the improvement project steering committee since the start and has considerable experience in turn around of mining operations.

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Quarterly cash production costs (US$ per pound zinc) at Galmoy increased to 0.60 due to the increased smelter treatment charges. The increased charges are due to the price participation element of the smelter treatment charges. The price participation element of the cash cost is 21 cents for the first quarter of 2006.

Exploration in Sweden The Copperstone Project

The Copperstone project is located in the Skellefte mining district of northern Sweden, about 20 km northeast of the Storliden mine. A total of 2,458 metres in 15 diamond drill holes was completed in the first quarter of 2006. A number of geophysical and geological targets were tested in the vicinity of the Eva Discovery with the objective of finding a higher grade extension of this massive sulphide deposit discovered in early 2005 (see May 26, 2005 news release). The southern boundary of Eva is cut off by a fault and narrow intrusive. Drilling in the first quarter of 2006 has focused on testing to the south of Eva, across this fault and intrusive. Drilling of coincident magnetic and electromagnetic ("TEM") geophysical anomalies, located approximately 330 metres south of the Eva deposit, intercepted a several metre thick zone of felsic volcanics containing massive sulphide clasts with visible zinc and copper sulphides (assays pending), suggestive of being close to another massive sulphide centre of mineralization or the southern extension of Eva. Additional drilling of this extensive geophysical anomaly for thick, massive sulphide mineralization will be the focus of the second quarter activities at Copperstone.

Near-mine exploration at Storliden

A total of 2,357 metres in 12 diamond drill holes was completed in the first quarter of 2006 in the vicinity of the Storliden mine, located in the western part of the Skellefte district of northern Sweden. Although there are several geophysical and geological targets left to test, no significant new sulphide mineralization has yet been discovered as a result of this brownfields exploration programme that could extend the mine life of Storliden. Additional drilling, targeting surface and downhole TEM anomalies, is planned for the second quarter of 2006.

The Norrbotten Project

The Norrbotten copper-gold project is located in the Norrbotten mining district of northern Sweden and consists of both 100% Lundin licenses and licenses that form a joint venture partnership with Anglo American Exploration BV ("Anglo") and Rio Tinto Mining and Exploration Ltd. ("Rio"). The properties cover and include the iron oxide copper-gold mineralization discovered by Anglo and Rio at Rakkurijärvi. Exploration has focused on enlarging the Rakkurijärvi discovery zone.

In the first quarter a total of 1,329 metres in 4 diamond drill holes was completed at Rakkurijärvi with the objective of extending the deposit and providing clear evidence that a deeper extension might substantially increase both the size and grade of the deposit. The best result of this latest round of drilling was the intersection of 64.2 metres (from 174.0 to 238.2 metres hole depth) of massive magnetite mineralization with variable sulphide content. Overall this magnetite zone returned an average grade over the entire 64.2 metre interval of 0.91% Cu and 0.18 g/t Au including higher grade intervals of 17.6 metres averaging 1.59% Cu and 0.27 g/t Au and 5.5 metres averaging 2.07% Cu and 0.51 g/t Au. Despite being an encouraging result, it was concluded that the tenor of Rakkurijärvi mineralization and the potential tonnage of possible ore-grade mineralization has not improved enough to warrant additional drilling at this time. The 100% Lundin land position in the Norrbotten district has also begun to be reduced as several licenses have been satisfactorily tested without discovery success. A comprehensive review of the entire Norrbotten project is being carried out. A decision on the future of this programme will be made in the second quarter of 2006.

Zinkgruvan -Bergslagen Exploration

Surface drilling of the deep northwestern extension of the Zinkgruvan orebody, known as the Dalby target, continued in the first quarter. Significant zinc-lead sulphide mineralisation was intercepted from 797.3 to 806.7 metres (assays pending). The intersection is approximately 200 metres to the north of another mineralized intercept previously drilled from the mine. Drilling will continue in the Dalby area to test the size and grade of this mineralized extension of the mine ore horizon.

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A multi-year, integrated in-mine and near-mine exploration programme has begun with the objective of finding and developing new Mineral Reserves to further extend the mine life of this core asset. Starting in the second quarter of 2006, a special exploration team, comprised of exploration and mine staff and consultants, is being assembled that will use the most advanced geological models and exploration tools available to locate new zones that can be developed from existing mine infrastructure. Potential for new discoveries is considered excellent. This new target development work is in addition to the ongoing mine exploration programme that includes the development of two underground exploration drifts from which, compared to previous years, an increased amount of drilling will take place this year to define Mineral Resources and Mineral Reserves.

Exploration in Ireland

Near-mine Exploration at Galmoy

A total of 6,900 metres in 51 diamond drill holes was completed in the first quarter of 2006 in and near to the mine on the Galmoy property. Included in this total are 30 infill and delineation drill holes within the mine licence area and 21 brownfields exploration drill holes on the adjoining prospecting licenses. Significant new results of this drilling campaign were reported on in the April 10, 2006 news release. The high -grade K Southwest Zone, discovered in mid -2005, has been extended a further 100 metres of strike length by in-mine delineation drilling in the first quarter. A new zone of zinc-lead -silver mineralization, named the CW Southeast Zone, has also been discovered and is currently defined by 25 metre step -out delineation drilling over a 100 x 50 metre area located as close as 100 metres to existing mine workings. Highlights of mineralized intercepts to date include 5.18 metres averaging 9.87% zinc, 1.94% lead, 4.96 grams/tonnes silver and 3.76 metres averaging 11.66% zinc, 1.47% lead, 3.66 grams/tonnes silver. Additional step -out delineation drilling continues in the second quarter of 2006.

Exploration drilling has also discovered significant new mineralization located approximately 6 km northeast of the Galmoy Mine and over 500 metres southwest of the known Rapla prospect. The discovery hole was collared 200 metres west of the nearest previously drilled hole and is the first of six vertical drill holes that were planned for 2006 in this area. Semi-massive to massive sulphide mineralization was intersected over 3.62 metres (from 545.08 metres depth) grading 9.79% zinc, 1.99% lead and 4.52 grams/tonnes silver, including 1.92 metres grading 15.71% zinc, 3.64% lead and 4.56 grams/tonnes silver. Additional drilling of this discovery area is planned for the second quarter.

In addition to the drilling, a total of 45.50 km of IP and resistivity geophysical surveying was completed on the southwestern part of the Galmoy licence block adjacent to the Anglo American prospecting licence to the west.

Keel Property

The Keel property is located in Longford county Ireland. Compilation and reinterpretation of historic exploration data and a programme of surface geophysical surveying (IP and gravity) are underway with the objective of identifying new targets for drill-testing starting in the third quarter of 2006.

Other investments

Sunridge Gold Corporation - The Asmara project, Eritrea

The Asmara Project covers 1,100 square kilometres in central Eritrea and is located immediately adjacent to the capital city of Asmara. The infrastructure is excellent with roads, power, water and airports servicing the project area. Sunridge Gold Corp. has developed a "pipeline" of early to advanced stage exploration targets and pre-development stage discoveries. The project area covers a well-mineralized trend of volcanic rocks that host two advanced -stage high-grade gold, copper, zinc, and silver volcanogenic massive sulphide ("VMS") deposits, Debarwa and Adi Nefas, one advanced-stage gold deposit, named Gupo, and three high priority VMS drill targets, Debarwa South and East, Emba Derho and Kodado. A conceptual mine plan is underway to examine the economics of the Debarwa VMS deposit.

The exploration potential of this project was again demonstrated at its Emba Derho target where a major new VMS deposit, exceeding 200 metres in thickness, was recently discovered (see March 6, 2006 news release by Sunridge Gold Corp). The potential for additional new discoveries at the Asmara Project is considered excellent. Sunridge Gold is in the midst of a 24,000 metre drill program which started in 2005.

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Sunridge Gold has currently earned 40% of the project from the joint venture partner Sub-Sahara Resources by spending $2.4 million. Sunridge can earn 70% by completing a feasibility study on any one of the deposits within the Asmara Project license area and up to 90% if Sub-Sahara does not contribute pro -rata to production. The Eritrean government has a 10% free carried interest. At the beginning of 2006 Lundin Mining entered into a strategic alliance and financing arrangement with Sunridge Gold Corp. whereby Lundin Mining Corp. acquired just under a 10% equity stake in Sunridge Gold.

Metal prices and treatment charges

Compared to the fourth quarter of last year, the price of zinc has increased considerably. The reduction in inventory levels of zinc on the London Metal Exchange ("LME ") seen during 2005 has continued into 2006. The price of zinc has continued to rise and is currently trading around 3,200 US$/tonne (1.45 US$/pound). The price of lead and copper has followed the same pattern as zinc and increased significantly compared to 2005. Lead is currently trading around 1,200 US$/tonne (0.54 US$/pound) and copper is trading around 6,700 US$/tonne (3.04 US$/pound)

METAL PRICES		First	First
(LME/LBMA)		quarter	quarter	Change	Year ended
(average)		2006	2005	%	2005

Zinc	US$/pound	1.02	0.60	+70	0.63
	US$/tonne	2,242	1,316	+70	1,381

Lead	US$/pound	0.56	0.44	+27	0.44
	US$/tonne	1,242	978	+27	976

Copper	US$/pound	2.24	1.48	+51	1.67
	US$/tonne	4,940	3,267	+51	3,678

Silver	US$/oz	9.69	6.97	+39	7.31

The base treatment charges ("TC") for zinc has continued downwards based on a deficit of concentrate and the Company believes the TC for zinc will remain at historically low levels over the next years. It should be noted that the smelters benefit from higher zinc prices due to the price participation mechanism in the agreements between the mines and the smelters.

Outlook

The outlook for metal prices for 2006 is, in general, very positive. The growth in demand, especially from Asia, is expected to continue and this is not expected to be met by a similar increase in production. Accordingly, we expect that the price for zinc, copper and lead will remain strong during 2006 and into 2007 .

It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the silver sale transaction with Silver Wheaton where by Zinkgruvan receives $3.90 cash per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up -front cash payment received from Silver Wheaton in December 2004 has been deferred in the balance sheet and is realized in the income statement when the actual deliveries of silver occur.

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Currencies
	First	First		Year
EXCHANGE RATES	quarter	quarter	Change	ended
(average)	2006	200 5%		2005
SEK per US$	7.78	6.92	+12	7.47

SEK per CA$	6.74	5.64	+19	6.17

CA$ per US$	1.15	1.23	-6	1.21

US$ per Euro	1.20	1.31	-8	1.25

Liquidity and capital resources

Working Capital, including cash and short term financial debt

At March 31, 2006, the Company had working capital of $91.5 million compared to working capital of $63.8 million at December 31, 200 5. Cash was $89.3 million as at March 31, 2006 compared to $74.4 million as at December 31, 2005. The change in the working capital is primarily due to the positive cash flow generation from the operations. Higher metal prices have also increased the accounts receivable which in turn increases the working capital

Accounts receivable

Accounts receivable increased to $32.3 million as at March 31, 200 6 from $20.2 million at December 31, 2005. Continued higher metal prices have gradually increased the accounts receivables at the operations.

Current liabilities

Current liabilities decreased to $40.0 million as at March 31, 2006 from $41.8 million at December 31 , 2005. During the quarter the Company has paid taxes relating to the 2005 taxable income in Sweden of $13.2 million which has have decreased the current liabilities. During the quarter the Company has recorded short-term income tax liabilities of $ 7.0 million due to the 2006 taxable income. The unrealized losses on the copper and lead hedges have increased the current liabilities by $4.3 million.

Long-term liabilities and provisions

Long-term liabilities and provisions have increased during 2006 compared to December 31, 2005. The main reason for the change is the conversion of Swedish currency to USD and an increase of future income tax liabilities in Ireland due to the income generated during 2006. The strengthening Swedish currency during 2006 has increased the long -term liabilities when the Swedish amounts are expressed in USD.

Currency hedging and hedging of metal prices

The Company had no outstanding currency hedging contracts as of March 31, 2006. As of the same date, Lundin Mining had entered into the following metal hedging contracts. Approximately 35% of the expected payable copper production for 2006 has been hedged. The corresponding amount for lead is approximately 50%. The Company has no outstanding zinc hedging contracts.

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		Q2-2006	Q3-2006	Q4-2006	Total
					volume
					2006
Copper	Volume
	(tonnes)	1,300	800	625	2,725

Forward sales	US$/pound	1.74	1.74	1.74
	US$/tonne	3,825	3,825	3,825

Lead	Volume
	(tonnes)	6,000	6,000	6,000	18,000

Bought Put	US$/pound	0.43	0.43	0.43
Options	US$/tonne	950	950	950

Sold Call	US$/pound	0.53	0.53	0.53
Options	US$/tonne	1,170	1,170	1,170

The mark-to-market valuation of the outstanding contracts created an unrealized loss for accounting purposes of $6.4 million as of March 31, 2006.

Major contractual obligations

The Company has agreed to deliver all future production of silver from Zinkgruvan to Silver Wheaton , with a delivery guarantee of a minimum of 40 million ounces of silver over a 25-year period. If at the end of the 25 -year period, the Company has not delivered the minimum of 40 million ounces, then it has agreed to pay to Silver Wheaton $1.00 per ounce of silver not delivered.

The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB ("Boliden"). The Company's subsidiary, NAN, is the operator of the mine and Boliden is the main contractor of the mine. Ore is being processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one -third to NAN and Boliden respectively. The fee charged by Boliden for mining the mine is cost plus 15%. For one-fifth of the Storliden deposit , NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

During 2006, a major Swedish bank has issued a bank guarantee of SEK 65 million (approx. $8.4 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee is the Swedish authorities. Lundin Mining has agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

Related party transactions

The Company has transactions with related parties that are disclosed in Note 7 of the consolidated interim financial statements.

Outstanding share data

As at April 27, 2006, the Company had 40,748,831 common shares outstanding and 657,500 share options outstanding under its stock-based incentive plans.

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Risks

The Company's properties/operations are subject to certain risks including but not limited to government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine. The Company's risk factors are more fully described in the Company's Annual Information Form.

Cautionary note regarding forward -looking statements

Certain statements contained in the foregoing Management's Comments and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward -looking statements in light of the risks set out above.

Non-GAAP Performance Measures

Zinc Cash Production Cost (US$/pound ) is a key performance measure that management uses to monitor performance. Management uses these statistics to assess how well the Company's producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table present s the calculation of Zinc Cash Production Costs (US$/pound) for each of the Company's operation for the periods indicated.

Reconciliation of unit cash costs of zinc to consolidated statements of operations

Thousands of US dollars, except zinc cash production cost per pound

	Three Months Ended
	31 March, 2006

	Zinkgruvan	Storliden	Galmoy
Operating expenses, excluding depreciation	10,451	12,633	12,795
Treatment charges for zinc	13,723	4,787	10,859
Bi-product credits	(10,526)	(13,889)	(3,872)
Other items effecting cash production costs	(1,136)	(7,069)	(508)
Total	12,512	(3,538)	19,274

Zinc metal payable (tonnes)	15,269	6,971	14,539
Zinc metal payable (000's pounds)	33,652	15,364	32,044
Zinc cash production cost per pound	0.37	(0.23)	0.60

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